EXHIBIT 99.1

FirstService Increases Credit Facility to US$1.75 Billion

TORONTO, Feb. 26, 2025 (GLOBE NEWSWIRE) -- FirstService Corporation (TSX: FSV; NASDAQ: FSV) (“FirstService”) announced today that it has expanded and extended its unsecured revolving credit facility (the “Credit Facility”) for a new five-year term maturing in February 2030, replacing the prior facility which was set to expire in February 2027. Under the amended Credit Facility, borrowing capacity has been increased to US$1.75 billion up from the previous US$1.25 billion and, at any time during the term, FirstService also has the right to increase the Credit Facility by up to an additional US$250 million on the same terms and conditions as the original Credit Facility. The Credit Facility will continue to be utilized for working capital and general corporate purposes and to fund future tuck-under acquisitions.

The financing was substantially oversubscribed by its syndicate of 11 banks, led by The Toronto-Dominion Bank and including JP Morgan Chase Bank, Bank of America, Bank of Montreal, Bank of Nova Scotia, Canadian Imperial Bank of Commerce, U.S. Bank, Desjardins, National Bank of Canada, Royal Bank of Canada and Raymond James Bank.

“We appreciate the long-standing relationship with our banking group and their continued confidence and support with this financing. This transaction enhances our capacity and financial flexibility to fund future growth initiatives across our businesses,” said Jeremy Rakusin, Chief Financial Officer. “The Credit Facility, together with our outstanding tranches of privately-held long-term senior notes aggregating US$185 million, provides us with a healthy balance of attractively priced debt financing and maintains our strong, investment-grade balance sheet,” he concluded.

About FirstService Corporation

FirstService Corporation is a North American leader in the property services sector, serving its customers through two industry-leading service platforms: FirstService Residential – North America's largest manager of residential communities; and FirstService Brands – one of North America's largest providers of essential property services delivered through individually branded company-owned operations and franchise systems.

FirstService generates more than US$5.2 billion in annual revenues and has approximately 30,000 employees across North America. With significant insider ownership and an experienced management team, FirstService has a long-term track record of creating value and superior returns for shareholders. The Common Shares of FirstService trade on the NASDAQ and the Toronto Stock Exchange under the symbol “FSV”, and are included in the S&P/TSX 60 Index. More information is available at www.firstservice.com.

Forward-looking Statements
This press release includes or may include forward-looking statements. Much of this information can be identified by words such as “expect to,” “expected,” “will,” “estimated” or similar expressions suggesting future outcomes or events. FirstService believes the expectations reflected in such forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements should not be unduly relied upon. These statements involve known and unknown risks, uncertainties and other factors which may cause the actual results to be materially different from any future results, performance or achievements contemplated in the forward-looking statements. Such factors include: (i) general economic and business conditions, which will, among other things, impact demand for FirstService’s services and the cost of providing services; (ii) the ability of FirstService to implement its business strategy, including FirstService’s ability to acquire suitable acquisition candidates on acceptable terms and successfully integrate newly acquired businesses with its existing businesses; (iii) changes in or the failure to comply with government regulations; and (iv) other factors which are described in FirstService’s annual information form for the year ended December 31, 2024 under the heading “Risk factors” (a copy of which may be obtained at www.sedarplus.ca) and Annual Report on Form 40-F filed with the United States Securities and Exchange Commission (a copy of which may be obtained at www.sec.gov), and subsequent filings (which factors are adopted herein). Forward-looking statements contained in this press release are made as of the date hereof and are subject to change. All forward-looking statements in this press release are qualified by these cautionary statements. Unless otherwise required by applicable securities laws, we do not intend, nor do we undertake any obligation, to update or revise any forward-looking statements contained in this press release to reflect subsequent information, events, results or circumstances or otherwise.

COMPANY CONTACTS:

D. Scott Patterson
Chief Executive Officer

Jeremy Rakusin
Chief Financial Officer

(416) 960-9566